Filed by Apex Technology Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No.: 001-39048

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Apex Technology Acquisition Corp.

Proposed Business Combination Conference Call

November 23, 2020

C O R P O R A T E P A R T I C I P A N T S

Jeff Epstein, Co-Chief Executive Officer, Chief Financial Officer and Secretary, Apex Technology Acquisition Corp., Lead Director and Chair of the Audit Committee, Twilio Inc.

Tianyi “TJ” Jiang, Chief Executive Officer and Co-Founder, AvePoint, Inc.

Sophia Wu, Chief Financial Officer, AvePoint, Inc.

C O N F E R E N C E C A L L P A R T I C I P A N T S

Nick Altmann, Cowen and Company

Stewart Kirk Materne, Evercore

Brian Essex, Goldman Sachs

Operator

At this time, we’ll be conducting a question-and-answer session. If you’d like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Our first question comes from Derrick Wood with Cowen and Company. Please proceed with your question.

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Nick Altmann

Great, thanks guys. This is actually Nick Altmann on for Derrick. Thanks for taking our questions.

Just to start, maybe from an R&D perspective, where is the focus right now? I notice in the slide that you guys have around 10 solutions today, but where do you see the most opportunity going forward?

TJ Jiang

That’s a great question, this is TJ of AvePoint. We continue to see tremendous opportunity in the information management space. The biggest opportunity comes from what we call the next-generation enterprise content management solutions on Microsoft Cloud, specifically around industry-specific record management, document management. We even have for hire (phon), exam management solutions that’s tightly integrated with our information management platform on Microsoft Cloud. We see industry vertical solutions to be the high-margin premium business critical solutions that we look to expand into.

Nick Altmann

Great. Just as a follow-up to that, in terms of vertical exposure, where is the bulk of the revenue coming from today? I know you guys don’t have any customer concentration, but are there any sort of verticals that have been showing more strength during COVID, or is it more kind of broad-based strength?

TJ Jiang

Yes. Over 50% of our revenue comes from regulated industry, so public sector as an individual vertical is the biggest industry for us. That’s U.S. government, Western European government, Japanese, Singapore, Australia, and New Zealand government, then followed closely by financial services, healthcare, pharma, so very much regulated industries, manufacturing as well. Because again, our pedigree, where we started from is that we very much focus around Microsoft enterprise content management that was SharePoint on-prem and then we moved to cloud.

These large regulated industry with multi-geo presence have the biggest need for regulated, information governance needs, multi-geo support. That’s our starting point, and that’s been our strongest and highly resilient enterprise customer segment.

Nick Altmann

Great.

Jeff Epstein

This is Jeff. If I could add, one of the reasons we’re very excited about AvePoint is we like to look at companies where the wind is at your back instead of the wind at your face. Of course, the whole work-from-home, remote work COVID world has been a big wind at our back.

But what TJ just talked about in terms of regulation, fundamentally, the world is waking up that data management is extremely important. Everyone’s concerned about privacy, everyone’s concerned about cybersecurity, and in order to optimize for governance to minimize risk in terms of privacy and cybersecurity, you need the product that AvePoint has. That’s a big part of the thesis that─we’re long regulation, on privacy and cybersecurity, that’s going to benefit us.

Nick Altmann

Mm-hmm, no, that’s really helpful. Then just lastly for me, you guys mentioned sort of going forward, there’s going to be a greater emphasis on the SMB part of the market. What is driving that? Are you guys seeing, sort of greater demand at the low end, maybe a little bit of that is COVID-induced, but how do SMB customers, I guess, have different needs versus some of your larger enterprise customers?

TJ Jiang

Yes, that’s a great question. We have always been focused on large enterprise, and we classify SMB as any business doing less than $250 million annual revenue, or smaller companies. Historically, we don’t touch SMB, but what we noticed, that since we’d gone to SaaS, and we’d been doing Microsoft SaaS for nine years now, in this remote everything world, right, the big theme here is you can’t fake SaaS. You can’t just put things in VM and run (inaudible) and call it SaaS. This is truly multi-tenant SaaS solution where we update our software, literally for all of our customers, every two weeks, and we have all the cloud security, cloud operations, and ISO audits that go along with it, with datacenters, with instances around 12 datacenters around the world including FedRAMP’s certified datacenter U.S. Arlington, for Fed government.

What we notice though, is that two-plus years ago, small customers, 50 seats, 20-seat law firms, 50-seat accounting firms are coming to buy our SaaS software. We realized very quickly, just because you’re small doesn’t mean your data is worth less to you than a Citibank of the world. We start to look at that market segment; you’re absolutely right, the SMB needs are slightly different, but at the end of the day, we realized that it’s the same enterprise-grade SaaS software functionalities, made now much, much more accessible to SMB because, again, we run it, SaaS format, software-as-a-service, so these small businesses don’t have to install, don’t have to maintain; we run all the operations for them.

In the last two years, we organically grew this segment. We integrated in 100 digital marketplaces, with some of the biggest software distributor in the world; Ingram Micro, Synnex, Tech Data, SoftBank in Japan, and we see three-digit growth, tremendous growth in that segment, just organically.

We also note that that market segment, for Microsoft, in today’s Office 365—so Microsoft Office Cloud, 250 million active user seats, 40% of users in that segment. We look to significantly step up the investment in that segment to, again, apply that same enterprise-grade software functionality, available for SMB. The go-to-market is different; there’s going to be a lot of investment in digital marketing. This is actually zero human touch market motion here. It’s monthly contracts.

MSP, these managed service providers, because small business don’t have IT, they will use our software to manage Office 365 tenants for small businesses, several hundred at a go. Our software allow them to scale their managed services practice on a monthly basis, make it a sticky business and grow from there. We’re actually quite excited about that segment for our business here.

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Nick Altmann

Great, super helpful. Thanks, guys.

TJ Jiang

Yes.

Operator

As a reminder, if you’d like to ask a question, please press star, one on your telephone keypad. One moment, please, while we poll for questions.

Our next question comes from Kirk Materne with Evercore. Please proceed with your question.

Stewart Kirk Materne

Hi, thanks very much for taking the question.

I guess, TJ, when we look at the product mix that you’re—the slide that you have that shows your products, can you give us any idea to where the bulk of the revenue currently resides? Meaning, is it more in the transformation, or sorry, I’m just trying to get a sense on, when we look at migration versus some of the—I assume the cloud businesses are small businesses but growing faster right now. Just any color you can give us on how the business is constructed from a product perspective? Thanks.

TJ Jiang

Yes, that’s right. Overall, our entire business, 20% of our business today is services, because we, again, focus on the high-touch enterprise customers. It’s enterprise deployment services, around governance, around compliance, but that percentage of significantly shrinking over the next few years, as we continue to grow very quickly here on the revenue side, on the reoccurring side. We foresee that business overall mix would be going down to about 10%.

Now, on the software side of this 80% bucket, the vast majority of it is reoccurring; over 90% of that 80% is reoccurring. That software side, the transformation area, it’s 10% of the business, of our total business. Then governance, which is SaaS governance for Teams and SharePoint, the complex workloads, as well as SaaS backup for the entirety Office 365, including Exchange, OneDrive, Teams, and SharePoint. That is essentially 55% of our business.

Then from a compliance perspective, that’s 15% of our total business. That’s how you construct it, so 10%, 55%, 15%, and then 20% on services; that adds up to be 100% of our business.

Stewart Kirk Materne

That’s perfect, thanks very much.

Then on your commentary around expanding NRR over the next couple of years, I assume the focus is just on sort of selling back into the base, meaning—I assume based on that statistic, most of your growth is coming from net new customers. Where are you in terms of selling, or adding to your sales model to create greater expansion?

TJ Jiang

Yes, that’s a great question. We have started to invest into customer success in the last 18 months, where we improve the ARR, the NRR, to 160% (phon) now. It’s our goal to get to the industry best benchmarks in the next couple years, so that means investing more resources as well as technology to better serve and providing better customer experience for our existing customers.

Today, two-thirds of our revenue does come from our existing customers, and they’re growing nicely. Going to any new year, because again, our subscription conversion, well over 70%+ of revenue is already spoken for, the sales team really focused on that, essentially net new customer get, to get that less than 30% there, to guarantee our 30% growth.

Stewart Kirk Materne

That’s super. Thanks for taking the questions.

TJ Jiang

Yes.

Jeff Epstein

If I can add, to follow-up on that, we’re growing our enterprise sales team by 50%, which is going to give us tremendous leverage and getting more new customers. As TJ said, we’re also expanding rapidly in marketing through partners to small businesses, and then third, focusing on the number of verticals and deepening our penetration of those verticals. We have multiple avenues of growth.

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Operator

Our next question comes from Brian Essex with Goldman Sachs. Please proceed with your question.

Brian Essex

Hi. Good afternoon, and thank you for taking the question.

TJ, I was wondering if you could maybe talk a little bit about go-to-market and mix of direct versus indirect. How do customers usually find your platform? I understand you have a very close relationship with Microsoft, so how much, I guess, would come through your partnership arrangement or consultants, or migration, transformation, and governance, and how much is it direct at this point?

TJ Jiang

The vast majority of our revenue today come from our direct sales organization. We have 119 sellers today. I would say over 80% of our revenue come from direct. Microsoft contribute about 10% of that channel, so Microsoft has this internal IP co-sale program where they spiff their salespeople on, basically, AvePoint, their partner’s cloud deals. When we close a million dollar TCV deal over three years, there’s a minimum threshold. The deal has to be at least 25,000 ACV. The Microsoft rep on that account will get 10% of that TCV, $100,000 towards that person’s Azure quota consumption retirement. There’s internal incentives at every region where we have physical presence in, Microsoft Sales work with us.

In this program, we’re top five globally, in the same group as DocuSign, Adobe, so asymmetrically, we’re very, very important to the Microsoft sales team, but today, less than 10% of revenue come from referrals that way. We are looking to significantly scale our business, as we said, the addressable market is so vast. Just Teams active user seats alone is 150 million; Office 365, in aggregate, is 250 million. We have 7 million today and we want to grow very, very quickly. The best way to capture that market share, it’s channel, it’s scaling through indirect sales, so that’s what we’re doing.

SMB, it’s 100% channel through distribution partners, selling to MSP networks, and then even mid-market. We have an inside sales organization that sells to mid-market, $250 million revenue to $2.5 billion annual revenue companies. They are doing more and more, working with local SIs, system integrators, resellers, to go to that indirect channel model. We see that’s the future for us to really scale this business.

Brian Essex

Got it. Maybe just to follow-up, who do you typically see for competition? You mentioned SI channel. I know vendors like Avanade have tools for migration and some have point solutions that point to similar categories like governance or compliance that you may participate in. Any comprehensive competitors on the horizon, or is that pretty much it?

TJ Jiang

We don’t have any singular competitor. Folks like Avanade and other eccentrics that are out there, they’re actually oftentimes our partners. They will choose solutions in the market to do their service engagement, and oftentimes they choose us for large enterprises with complex workloads and workflow needs.

We have point competitors in the enterprise space, because we are offering the end-to-end information management story with a singular SaaS multi-tenant platform. For example, we have, just in the back of the enterprise space, we can compete against Commvault, for example, if Commvault is backing up the entirety of the enterprise. They will use Commvault for backup, but then they will use us for governance, right, for other aspects of our information management capabilities.

In the enterprise space, we really just have point solution competitors, like Quess for migration, for example. That’s pretty much it; no singular competitor that has everything we do, and none of these guys are strong in cloud. They’re all late to the cloud game. Very few of them have any mature SaaS offering.

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Like I mentioned, in today’s world of remote everything, you can’t fake enterprise SaaS. We’ve been doing Microsoft SaaS for nine years now, so that’s an incredible first-to-market and technology lead advantage we have right now versus competitors.

Brian Essex

That’s great. Thank you very much. I appreciate it.

TJ Jiang

Yes.

Operator

As a reminder, if you’d like to ask a question, please press star, one on your telephone keypad. One moment, please, while we poll for questions.

There are no further questions at this time. At this point, I would like to turn the call over to TJ for closing comments.

TJ Jiang

Well, thank you, everyone, for attending this investor story and Q&A session. We’ve very, very excited about the next phase of AvePoint’s journey.

It’s very, very rare to find a 19-year-old software company that’s still innovating, that’s about to enter their most exciting part of their evolution. We have truly transformed our business, in the last nine years, from an on-prem enterprise-focused software company to now purely SaaS, dominant player in the Microsoft Cloud ecosystem. The market in front of us is vast. We understand that we have a first time to market and technology advantage right now. There’s a perfect window of opportunity. We want to maximize our opportunities here to grab market share.

We’re very, very excited to partner with Jeff and Brad from Apex, and look to really scale, and much faster growth going forward. It took us 19 years to get here with just $60 million of primary capital. We’re very, very capital-efficient and debt-free, and the next bit of growing much faster, it will take a lot less time. Thank you.

Operator

This concludes today’s conference. You may disconnect your lines at this time, and we thank you for your participation.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”). In connection with the proposed transaction, Apex intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will also include a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC. Additional information will be available in the definitive proxy statement/prospectus when it becomes available.